EXHIBIT 99.1

Company Contact:
Pat Di Lillo
Vice President, Chief Financial &
Administrative Officer
(514) 397-2592

BIRKS GROUP ANNOUNCES STRONG SALES GROWTH AND IMPROVED

OPERATING INCOME FOR FISCAL 2015

Montreal, Quebec. June 29, 2015 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT LLC:BGI), which operates 47 luxury jewelry stores in Canada, Florida and Georgia, reported financial results for the fiscal year ended March 28, 2015 (“fiscal 2015”).

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, said “The Company has realized several key achievements during fiscal 2015. Comparable store sales increase of 16%, successful implementation of a significant portion of our operational restructuring plan that will help drive efficiencies within our organization, and the successful renegotiation of our credit facilities with strong financial partners. As a result, we believe we are poised for significant improvements in the Company’s bottom line results for 2016 and beyond.”

Fiscal 2015 financial overview:

•	Comparable store sales (calculated on a constant-exchange rate basis) increased by 16% compared to the prior fiscal year;

•	Our total average unit retail sale in the U.S. in fiscal 2015 increased by 34% compared to fiscal 2014. In Canada, our total average unit retail sale for fiscal 2015 increased by 32% compared to fiscal 2014;

•	Net sales increased by $20.5 million to $301.6 million from $281.2 million in the prior fiscal year despite a weakening Canadian dollar;

•	Gross profit increased $3.1 million to $117.8 million from $114.7 million in the prior fiscal year;

•	Selling, general and administrative expenses fell to $103.7 million, or 34.4% of net sales, for fiscal 2015 compared to $105.5 million, or 37.5% of net sales, for fiscal 2014.

•	The Company’s operating income before restructuring charges of $2.6 million and impairment charges of $0.2 million in fiscal 2015 increased by 118% to $8.1 million from $3.7 million in fiscal 2014. After restructuring and impairment charges, the increase in operating income was 42%; and

•	The Company recognized a net loss for fiscal 2015 of approximately $8.6 million, or $0.48 per share, compared to a net loss of approximately $5.8 million, or $0.35 per share,

in fiscal 2014. Excluding the impact of $2.6 million of restructuring charges, $0.2 million of impairment charges and $2.6 million of debt extinguishment charges recorded during fiscal 2015, the Company’s net loss for fiscal 2015 was $3.1 million or $0.18 per share.

Fiscal 2015 Results

Net sales for fiscal 2015 increased by $20.5 million or 7.3% as compared to fiscal 2014. The increase in net sales is primarily attributable to a 16% increase in comparable store sales and $3.4 million of higher sales related to the opening of three new store locations, partially offset by $11.4 million of lower sales associated with the closure of nine stores during the past two years and the temporary closure of two stores for relocation during fiscal 2015 and $1.9 million of decreased revenues related to non-retail activities, primarily refining activities. The weaker Canadian dollar had an $11.1 million impact on sales related to translating the Company’s Canadian sales into U.S. dollars.

The comparable store sales increase of 16% reflects a 12% comparable store sale increase in Canada and a 19% comparable store sales increase in the U.S. The increases in comparable store sales in both regions were primarily related to an increase in the Company’s average sale transaction. The increase in comparable store sales in the U.S. was primarily related to the success of the Company’s timepiece strategy while the increase in comparable store sales in Canada was primarily driven by the Company’s fine jewelry business and higher timepiece sales.

Gross profit for fiscal 2015 was $3.1 million higher than fiscal 2014 due to higher sales volume. Gross profit for fiscal 2015 was $117.8 million, or 39.1% of net sales, as compared to $114.7 million, or 40.8% of net sales, in fiscal 2014. The 170 basis point decrease in gross margin was primarily attributable to a decrease in retail gross margin associated with product sales mix and more aggressive selling of discontinued products and brands to create cash flow and a better inventory for future periods.

Selling, general and administrative (“SG&A”) expenses were $103.7 million, or 34.4% of net sales, for fiscal 2015 compared to $105.5 million, or 37.5% of net sales, for fiscal 2014. The $1.8 million decrease in SG&A during fiscal 2015, as compared to fiscal 2014, was primarily driven by $3.6 million of lower expenses related to the closure of nine store locations in fiscal 2015 and 2014 and the temporary closure, during fiscal 2015, of two store locations being relocated and $4.2 million of lower expenses related to foreign currency translation, partially offset by $2.0 million of higher variable expenses associated with the Company’s higher sales, $2.4 million of higher credit card finance fees associated with new credit programs offered to clients during the fiscal 2015 that generated more sales, and $0.9 million of higher expenses related to three new stores opened during the last two years.

During fiscal 2015, the Company also incurred $2.6 million of restructuring charges associated with its announced operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of the Company’s administrative workforce from its regional office in Tamarac, Florida to its Montreal corporate head office as well as the outsourcing of a portion of the Company’s manufacturing operations and other corporate head office staff reductions.

Interest and financing costs increased $1.8 million in fiscal 2015 compared to fiscal 2014. The increase in interest included $0.5 million of additional fees paid to its senior secured term lenders with the remaining increase primarily associated with a higher level of total average debt and higher interest rates related to the amendments of the Company’s senior secured term loan. The Company also recorded debt extinguishment charges during fiscal 2015 of $2.6 million related to new and deferred financing costs as a result of the Company’s amendments to its senior secured term loan and senior secured revolving credit line in June and November 2014.

Inventory totaled $135.7 million at March 28, 2015, as compared to $144.6 million at March 29, 2014, a decrease of $8.9 million, or 6.2%. Excluding the impact of $9.3 million of lower inventory due to translating the inventory of our Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, inventory levels remained relatively constant with the prior year end, increasing by only $0.4 million compared to the prior year end.

Interest bearing debt totaled $121.1 million at the end of fiscal 2015, as compared to $128.7 million at the end fiscal 2014, a decrease of $7.6 million. Excluding the $7.6 million of foreign currency translation, the level of the Company’s debt is consistent with the end of fiscal 2014. The Company’s excess borrowing capacity under its senior secured revolving credit facility was $12.9 million as of March 28, 2015 compared to $17.2 million at the end of fiscal 2014.

Birks Group is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2015, the Company operated 27 stores under the Birks brand in most major metropolitan markets in Canada, 17 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the Company being poised for significant improvements in its bottom line results for 2016 and beyond. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2015 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 28, 2015	Fiscal Year Ended March 29, 2014
Net sales	$301,637	$281,165
Cost of sales	183,832	166,498

Gross profit	117,805	114,667

Selling, general and administrative expenses	103,735	105,512
Restructuring Charges	2,604	—
Depreciation and amortization	5,932	5,426
Impairment of long-lived assets	238	—

Total operating expenses	112,509	110,938

Operating income	5,296	3,729
Interest and other financing costs	11,285	9,512
Debt extinguishment charges	2,643	—

Loss before income taxes	(8,632)	(5,783)
Income tax expense	—	18

Net loss	$(8,632)	$(5,801)

Weighted average shares outstanding:
Basic	17,937	16,617
Diluted	17,937	16,617

Net loss per share:
Basic	$(0.48)	$(0.35)
Diluted	$(0.48)	$(0.35)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

(In thousands)

	March 28, 2015	March 29, 2014
Assets
Current assets:
Cash and cash equivalents	$2,356	$2,328
Accounts receivable	7,696	7,334
Inventories	135,739	144,644
Prepaids and other current assets	2,232	2,360

Total current assets	148,023	156,666

Property and equipment	28,544	30,923
Intangible assets	917	1,063
Other assets	2,720	1,842

Total non-current assets	32,181	33,828

Total assets	$180,204	$190,494

Liabilities and Stockholders’ Equity

Current liabilities:
Bank indebtedness	$64,347	$73,941
Accounts payable	44,740	36,921
Accrued liabilities	8,079	7,963
Current portion of long-term debt	4,745	4,537

Total current liabilities	121,911	123,362

Long-term debt	52,039	50,213
Other long-term liabilities	3,431	3,297

Total long-term liabilities	55,470	53,510

Stockholders’ equity:
Common stock	69,601	69,475
Additional paid-in capital	16,107	16,041
Accumulated deficit	(84,287)	(75,655)
Accumulated other comprehensive income	1,402	3,761

Total stockholders’ equity	2,823	13,622

Total liabilities and stockholders’ equity	$180,204	$190,494